SECURITIE  ION

05043916

80 7/6/05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20930

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2004 (MM/DD/YY) AND ENDING 06/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



SEC MAIL
RECEIVED
PROCESSING
SEP 0 1 2005
WASH, D.C.
213
SECTION

NAME OF BROKER-DEALER:

TRIAD SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Broadway, 11th Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Michael Weiss (212) 349-9184
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 14 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Schultz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triad Securities Corp, as of **June 30, 2005** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

PRESIDENT

Title

Notary Public

CYNTHIA DEMARCO
Notary Public, State of New York
No. 01DE5057091
Qualified in New York County
Commission Expires March 18, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Triad Securities Corp.
New York, New York

We have audited the accompanying statement of financial condition of Triad Securities Corp. as of June 30, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triad Securities Corp. as of June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
August 15, 2005

Triad Securities Corp.

Statement of Financial Condition
June 30, 2005

ASSETS

Cash	$ 431,700
Deposit with clearing brokers	450,000
Commissions receivable from clearing brokers	680,751
Equipment - at cost, less accumulated depreciation of $289,809	33,552
Other assets	133,094
Total assets	$ 1,729,097

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 361,323
Deferred grant revenue	120,000
Total liabilities	481,323
Stockholders' Equity:	
Common stock - no par value, authorized, issued and outstanding - 200 shares	24,950
Additional paid-in capital	208,088
Retained earnings	1,014,736
Total stockholders' equity	1,247,774
Total liabilities and stockholders' equity	$ 1,729,097

See notes to financial statements.

Triad Securities Corp.

Statement of Operations
Year Ended June 30, 2005

Revenues:	
Commissions	$ 8,604,123
Interest and dividends	484,926
Other	767,170
Total revenues	9,856,219
Expenses:	
Transaction, exchange and clearing costs	3,471,170
Compensation and related expenses	4,435,757
Communication and information services	533,728
General and administrative expenses	590,234
Support expenses paid to related party	82,072
Travel and entertainment	232,682
Interest expense	13,427
Other expenses	35,113
Total expenses	9,394,183
Income before provision for taxes	462,036
Provision for Income Taxes:	
Current - local	20,785
Deferred - local	32,000
	52,785
Net income	$ 409,251

See notes to financial statements.

Triad Securities Corp.

Statement of Changes in Stockholders' Equity
Year Ended June 30, 2005

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance, beginning	200	$ 24,950	$ 208,088	$ 1,134,485	$ 1,367,523
Net income	-	-	-	409,251	409,251
Dividends paid	-	-	-	(529,000)	(529,000)
Balance, ending	200	$ 24,950	$ 208,088	$ 1,014,736	$ 1,247,774

See notes to financial statements.

Triad Securities Corp.

Statement of Cash Flows
Year Ended June 30, 2005

Cash Flows From Operating Activities:	
Net income	$ 409,251
Adjustments to reconcile net income to net cash (used in) operating activities:	
Depreciation	21,967
Deferred rent	(11,216)
Deferred grant income, net	(237,500)
Deferred taxes	32,000
Changes in assets and liabilities:	
Deposit with clearing brokers	(350,000)
Commissions receivable	165,186
Other assets	(47,411)
Accounts payable and accrued expenses	(41,684)
Net cash (used in) operating activities	(59,407)
Cash Flows (Used In) Investing Activities:	
Equipment acquisitions	(13,220)
Cash Flows (Used In) Financing Activities:	
Dividends paid	(529,000)
Net (decrease) in cash	(601,627)
Cash:	
Beginning	1,033,327
Ending	$ 431,700
Supplemental Disclosures of Cash Flows Information:	
Interest paid	$ 13,427
Income taxes paid	$ 102,994

See notes to financial statements.

Triad Securities Corp.

Notes to Financial Statements

Note 1. Organization

Triad Securities Corp. was incorporated in New York on July 8, 1976. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's principal office is located in New York City, with a satellite office in Connecticut. The Company acts primarily as a introducing broker forwarding transaction to another NASD, member on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition: The Company receives commission income in accordance with the terms of its agreements with clearing broker/dealers. Commission income and related expenses are recognized on a trade date basis.

Equipment: Equipment is depreciated using the declining balance method over their estimate useful lives ranging from five to seven years.

Income Taxes: The Company has elected to be taxed as an S Corporation under the Internal Revenue Code and New York State law. Accordingly, the Company is not subject to Federal and State income taxes. The Company is subject to New York City income taxes.

Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities, principally deferred grant revenues, using enacted tax rates in effect in the years in which differences are expected to reverse.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Note 3. Lease Commitments

The Company is obligated under noncancelable operating leases for its principal premises through the fiscal year 2009. Minimum annual rentals under the noncancelable lease are as follows:

Year Ending June 30,	
2006	$ 268,746
2007	276,849
2008	283,770
2009	23,696
	$ 853,061

In addition, the Company leases office space in Connecticut on a month-to-month basis. Deferred rent credit ($19,650) included in accounts payable and accrued expenses in the accompanying balance sheet result from rent reductions provided for at the inception of the lease. Rent expense is recorded on a straight-line basis over the lease term. Rent expense for the fiscal year ended June 30, 2005 was $261,456.

Note 4. Stockholders' Equity

Net Capital Requirements: The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

As of June 30, 2005, the Company had net capital of $1,080,628 which was $1,030,628 in excess of its required net capital. The Company's net capital ratio was .45 to 1.

Note 5. Retirement Plans

The Company has a 401(k) retirement savings plan covering all employees who meet eligibility requirements. Each year the Company has the option of making discretionary contributions. There was no provision made for the year ended June 30, 2005.

Note 6. Concentration of Risk

The Company maintains cash balances with a financial institution which, at times, may exceed the FDIC insurable limit.

Note 7. Related Party Transactions

The Company is affiliated with Triad Securities Limited (TSL) through common ownership. The Company paid related support expenses to TSL in the amount of $82,072 for the year ended June 30, 2005. The Company also guarantees any indebtness owed to Pershing LLC from TSL. At June 30, 2005, there were no amounts owed Pershing LLC by TSL.

Note 8. Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 9. September 11, 2001 Tragedy

The Company's principal office is located near the scene of the terrorist attacks of September 11, 2001. The Company received grants in 2002, 2003 and 2004 from the World Trade Center Grant Program, administered by the Empire State Development Authority, totaling $420,000. The grants require the Company to continue their operations in New York City through various dates or the grants must be repaid. Grants which require the Company to continue their operation in New York City beyond June 30, 2005 have been deferred and are included with liabilities in the accompanying statement of financial condition. A $300,000 grant, received in 2002, was recognized as income for the year ended June 30, 2005. The Company received an additional grant for $62,500 in November 2004.

Note 10. Litigation

The Company is in arbitration with a customer to recover approximately $1,079,000 paid by the Company to one of its clearing brokers to cover a customer's trading loss sustained on the exercise of certain call options which the customer purchased electronically in their non-discretionary margin account. The ultimate outcome of the arbitration is not presently determinable and the Company has recorded a loss of approximately $1,079,000 classified in transaction, exchange and clearing costs in the accompanying statement of operations (see Note 8).

Note 11. Adoption of Accounting Standards

The FASB has issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the income statement. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized, or if recognized were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. The FASB has delayed indefinitely the effective date of certain provisions of Statement No. 150. The Company presently does not have any freestanding financial instruments which will be affected by the application of this statement.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report On Supplementary Information
Required By Rule 17a-5 Of The Securities And Exchange Commission

Board of Directors
Triad Securities Corp.
New York, New York

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

New York, New York
August 15, 2005

Triad Securities Corp.

Computation of Net Capital and Aggregate Indebtedness
Under SEC Rule 15c3-1

June 30, 2005

Computation of Net Capital:

Total stockholders' equity per statement of financial condition		$ 1,247,774
Less:		
Nonallowable Assets:		
Cash	$ 500	
Equipment	33,552	
Other assets	133,094	(167,146)
Net capital		1,080,628
Minimum Net Capital Required (greater of $50,000, or 6-2/3% of aggregate indebtedness, as defined)		50,000
Excess net capital		$ 1,030,628
Computation of Aggregate Indebtness:		
Accounts payable and accrued expenses		$ 361,322
Deferred grant revenue		120,000
Total aggregate indebtedness		$ 481,322
Ratio of Aggregate Indebtedness to Net Capital		**.45 to 1**

There were no material differences between the above computation and the computation as reported in the Company's corresponding Part IIA (unaudited) FOCUS Report.

Triad Securities Corp.

Computation Of Reserve Requirements Under Exhibit A Of SEC Rule 15c3-3
June 30, 2005

The firm is exempt from SEC Rule 15c3-3 since it clears all customer transactions through other broker/dealers on a fully disclosed basis.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report On Internal Control

To the Board of Directors
Triad Securities Corp.
New York, New York

In planning and performing our audit of the financial statements and supplementary schedules of Triad Securities Corp. (the "Company") for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
August 15, 2005